FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS EXPANDS IMMUNO-ONCOLOGY PIPELINE WITH STING AGONIST PROGRAM

  Preclinical data presented at the 2019 AACR Annual Meeting

Toronto, April 2, 2019 - Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has expanded its immuno-oncology pipeline with a STING agonist program and presented preclinical data from this program at the 2019 Annual Meeting of the American Association for Cancer Research (AACR).

STING (stimulator of interferon genes) is an adaptor protein involved in sensing cytosolic DNA that plays a key role in promoting tumor immunity. STING has recently emerged as an attractive target in immuno-oncology, though the STING agonists currently in clinical trials are based on high molecular weight cyclic dinucleotide (CDN) scaffolds that possess certain undesirable drug properties. Trillium's AACR presentation described TTI-10001, a novel small molecule STING agonist that exhibits favorable potency, cell permeability, and tumor retention properties that could potentially overcome the common limitations of current CDN-derived STING agonists. TTI-10001 is well tolerated in mice at relevant doses after intratumoral or intravenous delivery. Upon intratumoral administration, TTI-10001 monotherapy induced complete regressions in both injected and distal tumors and protected mice from subsequent tumor challenge, demonstrating the induction of durable immunity.

"Our STING agonist program builds upon the deep expertise we have developed in innate immunity through our work on CD47 and broadens our immuno-oncology pipeline," said Dr. Niclas Stiernholm, President and CEO of Trillium Therapeutics. "STING is a promising target and we believe our compound has the potential to be a first-in class small molecule agonist."

The poster will be available in the Events & Presentations section of Trillium's website.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include our belief that our preclinical STING program could overcome the limitations of competitive programs and be a first-in-class small molecule.  With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness of preclinical trials; and the completeness, accuracy and usefulness of the data. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on Form 20-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

Trillium Therapeutics Inc.

James Parsons

Chief Financial Officer

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com